

Biz Stone

The power everyone has around the world to create blog posts, articles, comments, videos, and social media posts has emerged only in the last twenty years. The web is such an amazing environment and it's now bumping into a centuries old, critically important part of democracy—news. Along with all the fantastic aspects of the web come new problems like bias, misinformation, and offensive content to name a few. It can be confusing and difficult to cut through to the trusted, truthful information. That is why Factmata is such an important part of the future of our web.

Invested $10,000 this round & $200,000 previously